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                                                                  Exhibit (d)(5)
                                [Certicom Logo]

                                  CERTIFICATE

                         Date of Initial Grant:  ((Date))

This Certificate is issued to ((NAME)) (the "Participant") pursuant to the 1997 Stock Option Plan of Certicom Corp. (the "Plan").

This Certificate evidences an option to purchase ((Options_)) Common Shaves of Certicom Corp. for the Option Price of ((Currency)) ((Price)) per Optioned share. The Option evidenced hereby expires on ((Expiration)). The rights, privileges and obligations of the Participant under this option are subject to the provisions of the Plan.

CERTICOM CORP.                                  Acknowledged

By:______________________________               ____________________________
Name:                                           ((NAME))
Title:  Sr.  VP.-Finance & CFO                  Date:_______________________